P.E. 1/1/02

0-16174

02012224

RECD S.E.C.
JAN 29 2002
1086

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

For the month of . . . . . . January 2002

.........Teva Pharmaceutical Industries Limited...........
(Translation of registrant's name into English)

..............5 Basel Street, P.O. Box 3190...............
................Petach Tikva 49131, Israel................
(Address of principal executive offices)

TEVA

Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact: Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd.
(011) 972-2-589-2840
Bill Fletcher
President and CEO
Teva North America
(215) 591-8800
Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

FOR IMMEDIATE RELEASE

TEVA ANNOUNCES FINAL APPROVAL OF METFORMIN TABLETS

Jerusalem, Israel, January 25, 2002 – Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced today that the U. S. Food and Drug Administration (FDA) has granted final approval for Metformin Tablets, 500 and 850 mg. Teva USA will launch the product immediately.

Metformin Tablets are the generic equivalent of Bristol-Myers Squibb's antihyperglycemic drug, Glucophage®, which is indicated as an adjunct to diet to lower blood glucose levels in patients with type 2 diabetes. 2001 U.S. branded sales for these two dosages were approximately $1.1 billion.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 40 pharmaceutical companies and among the largest generic pharmaceutical companies in the world. Over 80% of Teva's sales are in North America and Europe. The company develops, manufactures and markets generic and branded human pharmaceuticals and active pharmaceutical ingredients.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned.

Teva Pharmaceutical
Industries Limited
....
(Registrant)

By: Dan S. Suess
Dan Suesskind
Chief Financial Officer

Date: January 29, 2002